December 7, 2016
VIA EDGAR
Mr. Coy Garrison
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Griffin Capital Essential Asset REIT II, Inc.
Post-Effective Amendment No. 8 to Form S-11
Filed November 18, 2016
File No.: 333-194280
Dear Mr. Garrison:
We are submitting this letter in response to your verbal comments during our telephone conversation on December 5, 2016 related to Post-Effective Amendment No. 8 (the "Amendment") to the Registration Statement on Form S-11 filed by Griffin Capital Essential Asset REIT II, Inc. (the "Company") on November 18, 2016. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amendment.
1. In the future, please update the table in "Management - Fees Paid to our Affiliates" for the most recently reported quarter.
Response:    In response to this comment, we hereby undertake to include an updated table for "Management - Fees Paid to our Affiliates" in our future prospectus supplements and Post-Effective Amendments to include this information for our most recently reported quarter. We will file the table with September 30, 2016 information in our next prospectus supplement. We respectfully request that you please clear this comment.
2. In the future, please break out the total number of shares sold in each share class under “Status of Our Offering.”
Response:    In response to this comment, we hereby undertake to break out the total number of shares sold in each share class under "Status of Our Offering" in each future prospectus supplement and Post-Effective Amendment we file for this offering. We respectfully request that you please clear this comment.
If you have any questions or require any additional information or documents, please contact the undersigned (310/469-6153; hhirsch@griffincapital.com).

Very truly yours,
/s/ Howard S. Hirsch
Vice President and Secretary
Griffin Capital Essential Asset REIT II, Inc.